Exhibit 12.1
WASTE MANAGEMENT, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Millions, Except Ratios)
(Unaudited)

	Years Ended December 31,
	2008	2007	2006	2005	2004
Income before income taxes, cumulative effect of change in accounting principle, losses in equity investments and minority interests	$1,801	$1,792	$1,560	$1,253	$1,316

Fixed charges deducted from income:
Interest expense	455	521	545	496	455
Implicit interest in rents	38	44	49	51	51

	493	565	594	547	506

Earnings available for fixed charges (a)	$2,294	$2,357	$2,154	$1,800	$1,822

Interest expense	$455	$521	$545	$496	$455
Capitalized interest	17	22	18	9	22
Implicit interest in rents	38	44	49	51	51

Total fixed charges (a)	$510	$587	$612	$556	$528

Ratio of earnings to fixed charges	4.5x	4.0x	3.5x	3.2x	3.5x

(a)	To the extent interest may be assessed by taxing authorities on any underpayment of income tax, such amounts are classified as a component of income tax expense in our Statements of Operations. For purposes of this disclosure, we have elected to exclude interest expense related to income tax matters from our measurements of “Earnings available for fixed charges” and “Total fixed charges” for all periods presented.